UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment #1)

                             SHATTUCK LABS, INC.
                                  (Name of Issuer)

               COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  820824L103
                                (CUSIP Number)

                             ERIN ATOR THOMSON
                             GENERAL COUNSEL
                            SHATTUCK LABS, INC.
                        500 W 5TH STREET, SUITE 1200
                               AUSTIN, TX 78701
                                (512) 900-4690
      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                            AS OF DECEMBER 08, 2022
       (Date of Event Which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of seurities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 820824L103                      13D


                         1.  Names of Reporting Persons, I.R.S. Identification
                              Nos. of above persons (entities only):

                              JOSIAH HORNBLOWER

                         2.  Check the Appropriate Box if a Member of a Group
                              (See Instructions)

                             (a)  [  ]

                             (b)  [  ]

                         3.  SEC Use Only

                         4.  Source of Fund (See Instructions)

                              PF

                         5.  Check if Disclosure of Legal Proceedings Is
                              Required Pursuant to Items 2(d) or 2(e) [ ]

                         6.  Citizenship or Place of Organization

                              UNITED STATES


Number of                7.  Sole Voting Power:         2,977,627
Shares Bene-
ficially
Owned by Each            8.  Shared Voting Power:               0
Reporting
Person With:
                        9.  Sole Dispositive Power:    2,977,627

                       10.  Shared Dispositive Power:          0

                       11.  Aggregate Amount Beneficially Owned by Each
                             Reporting Person:  2,977,627

                       12.  Check if the Aggregate Amount in Row (11) Excludes
                               Certain Shares (See Instructions) [ ]

                       13.  Percent of Class Represented by Amount in Row (11):
                              7.0% (1)

                       14.  Type of Reporting Person (See Instructions)

                              IN


(1) Based on 42,386,470 shares of Common Stock issued and outstanding upon the closing of the Issuer's most recent 10-Q filing dated September 30, 2022.


CUSIP No. 820824L103                      13D

ITEM 1.  Security and Issuer:

              This statement on Schedule 13D (this "Statement") is filed with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Shattuck Labs, Inc. a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 500 W 5th Street, Suite 1200, Austin, TX 78701.

ITEM 2.  Identity and Background

              (a) This statement is filed on behalf of Josiah Hornblower (the "Reporting Person"). As of the date of this Statement, Mr. Hornblower beneficially owns 2,977,627 shares of Common Stock and is the direct owner of 85,774 shares of Common Stock, of which 188,375 shares of Common Stock were from exercised stock options in June 2021.
Mr. Hornblower transferred 20,000 shares of Common Stock to a charitable giving account in February 2021 and 70,000 shares of Common Stock to family members in December 2021. Additionally,
79,356 shares of Common Stock were previously held by Stone
Dock Investors. In September 2021, Stone Dock distributed 12,399 shares of Common Stock to Mr. Hornblower and 66,957 shares of Common Stock to other investors in Stone Dock. Mr. Hornblower is the beneficial owner of 2,891,853 shares of Common Stock held by Hornblower Capital Holdings, LLC. Hornblower Capital Holdings, LLC and Stone Dock Investors are controlled by Mr. Hornblower; however, Mr. Hornblower did not control the charitable giving account.

             (b) The business address of the Reporting Person is 3317 Bowman Avenue Austin, TX 78703.

             (c) The principal occupation of Mr. Hornblower is investment manager. Mr. Hornblower was previously Executive Chairman and director of the Issuer.

             (d) & (e) During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

             (f) Mr. Hornblower is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration

            The Reporting Person acquired beneficial ownership of shares of the Issuer's previously outstanding preferred stock in multiple separate private placements. Such preferred stock was converted into shares of Common
Stock upon the closing of the Issuer's initial public offering of Common
Stock (the "IPO") on October 9, 2020.

            The Reporting Person also previously acquired beneficial ownership of Common Stock in a private placement.

ITEM 4.  Purpose of transaction

            The shares of Common Stock held by the Reporting Person were acquired for investment purposes. Mr. Hornblower ceased to serve on the board of directors of the Issuer on October 22, 2021. The Reporting Person may from time to time hold, vote, trade, and dispose of the Common Stock of the Issuer.


CUSIP No. 820824L103                      13D


ITEM 5.  Interest in Securities of the Issuer

            The beneficial ownership of the Common Stock of the Issuer by the Reporting Person on the date hereof is reflected on the Cover Page above.
The Reporting Person sold 534,856 shares of Common Stock of the Issuer in public market transactions, which included 70,000 shares of Common Stock beneficially owned by family members and 345,000 shares of Common
Stock according to a Trading Plan under Rule 10b5-1 under the Securities Exchange Act of 1934. The shares of Common Stock were sold at an average sales price of $16.35 between May 10, 2021 and December 7, 2022.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with
              Respect to Securities of the Issuer

            The information set forth, or incorporated by reference, in Items 3 - 5 of this Statement is hereby incorporated by reference in this Items 6.

            The Reporting Person and certain of the Issuer's other investors were party to a Second Amended and Restated Investors' Rights Agreement, dated June 12, 2020, with the Issuer (the "Rights Agreement"). The Reporting Person entered into a lock-up agreement dated October 9, 2020, which expired as of May 9, 2021.

ITEM 7.   Not applicable.




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      December 8, 2022



                                      /s/ Josiah Hornblower
                                     --------------------------------
                                      Josiah Hornblower